

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

February 29, 2012

<u>Via E-mail</u>
Tom Buuck,
Idaho Mutual Trust Community Co-op, LLC
12594 W. Explorer Drive, Suite 100
Boise, Idaho 83713

      Re: **Idaho Mutual Trust Community Co-op, LLC**
              Registration Statement on Form 1-A/A
              Filed February 9, 2012
              File No. 024-10311

Dear Mr. Buuck:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors</u>
<u>Risk of Company's related party lending… , page 23</u>

1. Revise to add a separate risk factor for related party lending as the narrative here appears to only address thin capitalization. In the separate risk factor, briefly describe the lending policies for related party loans and the approval process as applicable.

Prior Comment 15

2. We restate the comment to disclose in the Summary section whether and to what extent insiders (management, promoters, members of IMT II or MJH Investments, etc.) will participate in the offering.

Business of the Company, page 27
Prior Comment 25

3. We note the new disclosure on milestones in response to prior comment 25. Expand to state the probable consequences to the Company and investors of delays in achieving each of the events or milestones within the estimated time schedule.

Prior Comment 31
Plan of Distribution, page 36

4. We restate prior comment 31 in part. Revise to clarify if Michael Hendrichs will be reimbursed for any expenses. If so, explain the terms and any limitations.

Part F/S, page 46

5. We note the revisions made to your filing as a result of comment 40 from our letter dated November 23, 2011. Please tell us and amend your filing as applicable to address the following:

- Explain why you have presented proforma financial statements based upon actual loan characteristics of Idaho Mutual Trust funded loans only over the prior six-month period and how this period is representative of your expected operating performance. We note your disclosure under "New Venture" within your disclosed risk factors that Idaho Mutual Trust has handled over 415 loans totaling approximately $170 million over the past seven years;
- Revise to specify the minimum, mid-tier and maximum amounts at the top of the columnar presentation of your proforma disclosures;
- Explain how you projected the average loan life to be six months considering your disclosure under description of your business that you expect loan terms will usually have a maturity of twenty-four months or less;
- Regarding your expectation of being able to lend your capital twice a year, explain how you determined that there would be no lag time between repayment of a loan and subsequent funding of a new loan;
- Explain how you determined the loan loss reserve allocation and unequivocally state herein whether the loans funded previously by Idaho Mutual Trust will be similar to those that are expected to be funded. Since the loan loss reserve allocation can have a material impact on your financial performance, please revise to specifically explain how the loan

> loss reserve allocation is determined and also refer to the specific risk factors in your filing that address the loan loss reserve allocation;

- Explain the relevance of presenting an "accumulated loan loss reserve cash from above" and also the "loan loss as % of portfolio outstanding balance" when these amounts and percentages are already included within your proforma financials. As a related matter, please explain the reasons for the differences in amounts and percentages included in the maximum raise column and revise accordingly;

- Expand on note five to clearly state that you plan to seek a line of credit with an FDIC insured institution at rates that are typically one year in maturity with rates of Prime +0% to Prime +2.0% as disclosed on page 35. Also, please disclose your expectation of a low coverage ratio of no higher than 0.20 to1.0 as disclosed on page 22. In this regard, it appears that you have exceeded this ratio for your minimum capital raise as provided in your proforma financial statements. Please revise accordingly;

- Provide a footnote clearly explaining how you calculated and the relevance/usefulness of the "equity yield add-back loan loss reserve cash" ratio. It appears that this amount represents the sum of the equity cash payout and loan loss reserve allocation amount divided by the equity invested dollars for each capital raise amount. Based upon the 80/20 net profit split, it appears that this ratio is not correctly calculated; and

- Explain how you determined the $6,125 as disclosed in the note 10 based upon the minimum capital raise as provided in your proforma financial statements.

Part III Exhibits
Item 2 (11) Opinion Re Legality

6. An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be <u>legally issued, fully paid and non-assessable</u> is required. Please revise your legal opinion to provide the required opinion. See Item 2(11) of the Part III-Exhibits for Form 1-A.

7. Please revise the legal opinion to remove the last sentence limiting reliance on the opinion or otherwise clarify that purchasers in this offering may rely on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel